SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated January 26, 2021.

Buenos Aires, January 26, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information– Amendment to the

Exchange Offer and Consent Solicitation – Convening Notice of the

General Extraordinary Holders’ Meeting.

Dear Sirs:

We address you in relation to the exchange offers and consent solicitation related to YPF S.A.’s (“YPF” or the “Company”) (i) class XLVII notes due 2021 (the “Class XLVII Notes”); (ii) class XXVIII notes due 2024 (the “Class XXVIII Notes”); (iii) class XIII notes due march 2025 (the “Class XIII Notes”); (iv) class XXXIX notes due July 2025 (the “Class XXXIX Notes”); (v) class LIII notes due 2027 (the “Class LIII Notes”); (vi) class I under the frequent issuer regime due 2029 (the “Class I Notes”); and (vii) the class LIV notes due 2047 (the “Class LIV Notes” and together, the “Existing Notes”) described in the pricing supplement published by YPF S.A. (“YPF”) in the Autopista de la Información Financiera of the Comisión Nacional de Valores and on the Mercado Abierto Electrónico S.A. website on January 7, 2021, as amended (the “Pricing Supplement”).

In this sense, YPF has published an amendment to the Pricing Supplement. For the benefit of investors, we have attached the press release relating to the proposed amendments to the exchange offer and consent solicitation and the general guidelines of the Company’s investment plan and certain production projections for the year 2021 (all of which are subject to the availability of financial resources), all of this in accordance with the terms of the 2021 Budget approved by YPF’s board of directors at its meeting held on December 17, 2020.

Additionally, it is informed that YPF has called holders of the Existing Notes to general extraordinary holders meetings to be held: (i) in second call on February 11, 2021 at 8:30 a.m. (Buenos Aires time) and 6:30 a.m. (EST) for the holders of XLVII Notes; (ii) in second call on February 11, 2021 at 9:30 a.m. (Buenos Aires time) and 7:30 (EST) for the holders of Class XXVIII Notes; (iii) in second call on February 11, 2021 at 10:30 a.m. (Buenos Aires time) and 8:30 a.m. (EST) for the holders of Class XIII Notes; (iv) in second call on February 11, 2021 at 11:30 a.m. (Buenos Aires time) and 9:30 a.m. (EST) for the holders of Class XXXIX Notes; (v) in second call on February 11, 2021 at 12:30 p.m. (Buenos Aires time) and 10:30 a.m. (EST) for the holders of Class LIII Notes; (vi) in second call on February 11, 2021 at 1:30 p.m. (Buenos Aires time) and 11:30 a.m. (EST) for the holders of Class I Notes; and (vii) in second call on February 11, 2021 at 14:30 p.m. (Buenos Aires time) and 12:30 p.m. (EST) for the holders of Class LIV Notes.

To this effect, we attach the call notice that will be published in compliance with applicable legal requirements.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

Exhibit No.	Description

99.1	Press Release dated January 25, 2021

99.2	2021 Investment Plan Guidelines

99.3	Call Notice

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 26, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer